January 13, 2012

VIA EDGAR AND FACSIMILE

Larry Spirgel

Paul Fischer

Robert S. Littlepage

Joseph Cascarano

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Youku Inc. (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2010 (“2010 20-F”)

Filed June 10, 2011 (File No. 001-34977)

Dear Messrs. Spirgel, Fisher, Littlepage and Cascarano:

This letter sets forth the Company’s responses to the comments contained in the letter dated December 20, 2011 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2010 20-F. The comments are repeated below and followed by the Company’s responses.

Form 20-F for Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 79

1. We note your disclosure on page 63 regarding the requirements to set aside profits for statutory reserves. Please expand your disclosures in future filings to also include a discussion regarding the restricted net assets of your PRC subsidiaries and VIEs and disclose the amounts restricted for each period presented, if any, consistent with your disclosures on page F-32. Also, tell us and disclose any significant differences between accumulated profits as calculated pursuant to PRC accounting standards and regulations as compared to accumulated losses as presented in your financial statements. In addition, we note from your risk factor disclosures on page 27 that the RMB is not freely convertible into foreign currencies, which may restrict your PRC subsidiaries and consolidated affiliated entities from remitting sufficient foreign currency to pay dividends to the company shareholders. Please revise your disclosures to explain what impact such restrictions may have on the flow of cash from your PRC entities and how this may impact your operations and liquidity. Please include in your response your proposed revised disclosure. We refer you to Item 5.B.1.(b) of Form 20-F.

The Company confirms its understanding of the Staff’s requirement and undertakes to expand its disclosure in the Form 20-F to be filed in the future to include a discussion regarding the restricted net assets of its PRC subsidiaries and VIEs and the amounts restricted for each period presented as disclosed on page F-32 of the 2010 20-F.

The Company respectfully advises the Staff that as of December 31, 2010, with respect to the PRC subsidiaries and VIEs, the difference between accumulated losses calculated pursuant to PRC accounting standards and regulations, as compared to accumulated losses according to U.S. GAAP as presented in the Company’s financial statements, is RMB6.5 million (US$1.0 million). This difference is mainly caused by the timing difference between PRC accounting standards and U.S. GAAP in depreciation accounting and revenue recognition. The Company believes that this difference is insignificant compared to its RMB699.5.1 million (US$106.0 million) accumulated losses as of December 31, 2010. Accordingly, the Company does not believe it is necessary to disclose such immaterial difference in the filing.

The Company respectfully advises the Staff that, under existing PRC foreign exchange regulations, RMB is freely convertible for payments of certain current account items, including dividend distribution, without prior approval from the State Administration of Foreign Exchange as long as the payments comply with the routine procedural requirements. Therefore, the Company’s PRC subsidiaries may pay dividends to the Company by converting RMB into foreign currencies without substantive restrictions after setting aside statutory reserves, which, as elaborated on page 22 of the 2010 20-F, is not distributable as cash dividends. Nonetheless, in response to the Staff’s comment, the Company proposes to include in “Liquidity and Capital Resources” in future filings of Form 20-F the following enhanced disclosure to discuss the potential impacts of the foreign currency conversion restrictions on the Company’s operations and liquidity:

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization, Consolidation and Presentation of Financial Statements, page F-8

2. In regards to your consolidation of VIEs, please tell us how your footnote disclosures address the types and nature of the risks associated with the contractual arrangements with your VIEs and the potential impact on your operations. For example, we note your risk factor disclosures beginning on page 25 regarding the risks involved in conducting your operations through contractual arrangements and the uncertainties in the PRC legal system should you need to enforce such arrangements. Tell us how you considered including a discussion of such risks in your financial statement footnote disclosures pursuant to ASC 810-10-50-2.

In response to the Staff’s comment, the Company proposes to include in “Note 1—Organization and Basis of Presentation” in future filings of Form 20-F the following enhanced disclosure in its financial statements with respect to types and nature of risks involved in conducting operations through contractual arrangements and the uncertainties in the PRC legal system:

The Company, in consultation with its PRC counsel, believes that (i) the ownership structures of the VIEs comply with existing PRC laws and regulations; (ii) the contractual arrangements among 1Verge Internet and the VIEs and their respective shareholders that are governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) each of the PRC subsidiaries and each of the VIEs has all necessary corporate power and authority to conduct its business as described in its business scope under its business license. The business licenses of the PRC subsidiaries and each of the VIEs are in full force and effect.

However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of any future PRC laws or regulations and could limit the Company’s ability, through 1Verge Internet, to enforce its rights under these contractual arrangements. Furthermore, shareholders of the VIEs may not act in the best interests of the Group or may not perform their obligations under the abovementioned agreements. Such risks exist throughout the period in which the Group intends to operate its business through contractual arrangements with the VIEs.

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC law, the Company may be subject to penalties, which may include, but not limited to, revocation of business and operating licenses, being required to discontinue or restrict its business operations, restriction of the Company’s right to collect revenues, blocking of the Company’s website, being required to restructure its operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its business.

Note 2. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-13

3. We note on page 43 that beginning in 2011 you began offering wireless video services to mobile phone users in conjunction with China’s major wireless internet providers. Please disclose and tell us how you account for the agreements with major wireless providers, including references to any applicable accounting literature.

The Company respectfully advises the Staff that it has entered into agreements with China’s major wireless Internet providers to enable users to watch pay-per-view premium content on their mobile devices. The Company relies on Internet providers for billing, collection and transmission of video content to the users. Revenues are generally recognized when the following criteria are met in accordance with ASC605: (1) persuasive evidence of an arrangement exists, (2) delivery of services has occurred; (3) the fee is fixed and determinable; and (4) collectability of the fee is reasonably assured. The revenues recognized under the arrangements with major wireless Internet providers are recorded on a net basis according to ASC605-45, as the Company is not the primary obligor in the arrangements, nor does it have price-setting capabilities. The revenues generated from wireless video services are expected to be immaterial (i.e., less than 1% of total net revenues) in 2011. The Company undertakes to include appropriate disclosure regarding its agreements with major wireless Internet providers in future filings of Form 20-F if and when such services contribute materially to the Company’s revenues.

4. We note on page 70 that you generate a growing amount of your net revenues from sub-license fees. Please disclose and tell us how you account for sub-license agreements, including references to any applicable accounting literature.

The Company respectfully advises the Staff that it enters into sub-license agreements with the sub-licensees for a period of time that falls within the license period of the Company’s respective original license agreement with the video content provider. In accordance with the revenue recognition guidance for film licensing arrangements in ASC926-605-25 and related SEC Staff guidance in ASC605-10-S99, the Company recognizes the amount of the sub-license fees as revenue when all of the following revenue recognition criteria are met: persuasive evidence of a sub-licensing arrangement with a buyer exists; the content has been delivered; the period of the sub-license arrangement has commenced and the buyer can begin its exhibition or sale of the licensed content; the arrangement fee is fixed or determinable; and collection of the arrangement fee is reasonably assured.

The revenue generated from sub-licensing services was less than 2% of the total net revenues for the year ended December 31, 2010 and is expected to remain immaterial (i.e., approximately 3.5%) for the year ending December 31, 2011. In addition, the Company does not currently expect the sub-licensing services to become a major growth area in the foreseeable future. The Company undertakes to include appropriate disclosure in connection with its net revenues generated from sub-licensing fees in future filings of Form 20-F if and when such services contribute materially to the Company’s revenues.

Note 5. Intangible Assets, page F-19

5. Please clarify whether the Licensed Copyrights balance includes premium purchased content only or whether it also includes in-house production costs. If they are combined, please provide a separate breakdown of the amounts capitalized for (a) premium content purchased and (b) in-house production costs, for each period presented and advise us. Also disclose and tell us the amortization period for the in-house developed contents and cite for us the specific accounting guidance you applied in accounting for such costs.

The Company respectfully advises the Staff that the Licensed Copyrights balance only includes premium purchased content. Capitalized in-house production costs, when such balances exist as of the reporting date, would be presented as a non-current asset under a separate account caption, such as Capitalized Content Production Costs, or combined with other non-current assets, as appropriate. As of December 31, 2010, there was no balance of Capitalized Content Production Costs as all in-house production costs capitalized in 2010 were fully amortized as of December 31, 2010. As disclosed in the financial statement footnotes on pages F-12 and F-13 of the 2010 20-F, the Company amortizes capitalized content production costs using the individual-film-forecast-computation method in accordance with ASC926-20-35 for episodic and non-episodic film costs, which results in varying periods over which capitalized production costs are amortized.

The total in-house production costs capitalized during the year ended December 31, 2010 and the nine months ended September 30, 2011 were RMB6.4 million (fully amortized in 2010) and RMB5.3 million, respectively. To date, such costs have been amortized over relatively short periods, all within 12 months.

Note 12. Commitment and Contingencies, page F-27

Litigation, page F-28

6. We note from your disclosures on page 97 that from time to time, you have been involved in litigation for copyright infringement and other matters in the ordinary course of business. We further note from your disclosures on page F-27 that as of December 31, 2010 you accrued RMB 1.2 million. With regards to such disclosures, please tell us and revise your disclosures in future filings to address the following:

•	Tell us your consideration to include a discussion regarding your policy for accruing for such contingencies and also how you considered disclosing the amounts accrued to date;

The Company respectfully advises the Staff that the referenced discussion has been disclosed on page F-12 of the 2010 20-F under the heading of “Commitments and Contingencies,” according to which an estimated loss from a loss contingency is accrued by a charge to income if both of the following conditions are met:

a. Information available before the financial statements are issued or are available to be issued indicates that it is probable that a liability had been incurred as of the date of the financial statements; and

b. The amount of loss can be reasonably estimated.

As of December 31, 2010, the accrued loss contingency from claims was RMB1.2 million (i.e., estimated losses incurred ranging between RMB5,000 and RMB50,000 per claim) and the cumulative losses recognized from claims during year 2010 were RMB2.1 million (approximately US$0.33 million), which the Company considered immaterial for disclosure purposes. If and when the cumulative losses incurred from claims become material in future reporting periods, the Company will disclose this amount in its future filings in the footnotes to the consolidated financial statements.

•

You indicate that the company does not expect the “outcome of the matters discussed above” will have a material adverse effect on your financial statements. Please clarify to which matters you are referring. In this regard, tell us whether you have considered both asserted and unasserted claims when accruing for probable contingent liabilities and when disclosing reasonably possible losses;

The Company respectfully advises the Staff that the phrase “outcome of the matters discussed above” as used in its 2010 20-F disclosure refers to the results of unsettled litigation and claims, and it has considered both asserted and unasserted claims when accruing for probable contingent liabilities and when evaluating reasonably possible losses for disclosure purposes.

The Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business, mainly alleged copyright infringements. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. The Company defends itself vigorously against any such claims. Although the outcomes of these unsettled litigation and claims are currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows. Based on past court judgments and out-of-court settlements of the Company, the cost of copyright infringement has been approximately RMB20,000 to RMB30,000 per claim.

•

In addition, please clarify your reference to “outcome.” For example, it is unclear whether this phrase suggests that the accrued amount is immaterial, the range of reasonably possible loss in excess of the amount accrued is immaterial, or something else;

The Company respectfully advises the Staff that the term “outcome” as used in its 2010 20-F disclosure refers to the potential loss that it believes is reasonably possible, inclusive of the accrued amount and the range of reasonably possible loss in excess of the amount accrued is immaterial. Please refer to the final paragraph of the Company’s response to the Staff’s last comment for a proposed revised disclosure.

•

If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made with respect to your financial statements as a whole. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y; and

The Company confirms its understanding of the requirement and undertakes to include appropriate disclosure regarding the amount of reasonably possible losses beyond those losses recognized in the financial statements pursuant to the authoritative guidance as noted in the Staff’s comment in our future filings of Form 20-F. Please refer to the Company’s response to the Staff’s next comment for the proposed revised disclosures.

•	Please provide the proposed revised disclosures that you intend to include in future filings to address the above bullet points.

In response to the Staff’s comment, the Company proposes revising its disclosures substantially similar to the following, which is drafted based on the facts and circumstances in the 2010 20-F disclosures, for inclusion in future filings of Form 20-F (amounts in thousands):

a) Significant accounting policies note

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

b) Commitments and contingencies note

Litigation, claims and assessments

The Company is involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as of December 31, 2010. These claims are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others.

Adverse results in these claims may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could impact the Company’s future financial results. The Company has accrued RMB1,200 (US$182) in “Accrued expenses and other liabilities” in the consolidated balance sheet as of December 31, 2010 and the cumulative loss incurred from claims was RMB2,130 for the year ended December 31, 2010. Although the results of unsettled litigation and claims cannot be predicted with certainty, the Company does not believe that, as of December 31, 2010, there was at least a reasonable possibility that the Company may have incurred a material loss, or a material loss in excess of a recorded accrual, with respect to such loss contingencies. The losses accrued include judgments handed down by the court and out-of-court settlements after December 31, 2010, but related to cases arising on or before December 31, 2010. The Company is in the process of the appealing certain judgments for which loss has been accrued. However, the ultimate outcome of pending litigation is inherently uncertain. Therefore, although management considers the likelihood of a material loss for all pending claims, both asserted and unasserted, to be remote, if one or more of these legal matters were resolved against the Company in the same reporting period for amounts in excess of management’s expectations, the Company’s consolidated financial statements of a particular reporting period could be materially adversely affected.

*        *        *         *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2010 20-F, please contact the undersigned at (86 10) 5885-1881 (ext. 8808) or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4850.

Very truly yours,

/s/ Dele Liu
Dele Liu
Chief Financial Officer and Senior Vice President, Youku Inc.

cc:	Victor Wing Cheung Koo, Chairman and Chief Executive Officer, Youku Inc.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom

Ernest C. Lee, Partner, Ernst & Young Hua Ming